UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:  0-52384

Systematic Momentum II LLC
(Exact name of registrant as specified in its charter) C/O MERRILL LYNCH ALTERNATIVE INVESTMENTS, LLC Four World Financial Center, 6th Floor 250 Vessey Street New York, New York 10080 (212) 449-3517
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Units of Limited Liability Company Interest
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[X]	Rule 12h-3(b)(1)(i)	[ ]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
		Rule 15d-6	[ ]

Approximate number of holders of record as of the certification or notice date:  None

Pursuant to the requirements of the Securities Exchange Act of 1934 ML Systematic Momentum II LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: September 2, 2009	Systematic Momentum II LLC By: Merrill Lynch Alternative Investments LLC Its: Manager

	By:	/s/ Barbra E. Kocsis
Name: Barbra E. Kocsis
Title: Chief Financial Officer